EXHIBIT 99.1

Enthusiast Gaming Announces Intention to Voluntarily Delist from Nasdaq

LOS ANGELES, Oct. 23, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (Nasdaq: EGLX; TSX: EGLX) (the “Company”), the leading gaming media and entertainment company in North America, today announced that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its intention to voluntarily delist its common shares (“Shares”) from Nasdaq. Shares will continue to trade on the Toronto Stock Exchange (“TSX”).

As previously announced in its press release dated May 4, 2023, the Listing Qualifications department of Nasdaq approved the Company’s request for a 180-day extension (the “Extension”) to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”).

Although the Company has until October 30, 2023, to regain compliance with the Bid Price Rule, after careful consideration, the Company has evaluated the benefits and costs of continuing its listing on Nasdaq and has concluded that it is appropriate to voluntarily delist from Nasdaq. The Company estimates that it incurs over US$2 million of annual costs in connection with maintaining a dual listing, which expenses are expected to increase significantly in future years due to increasing compliance and other regulatory requirements. With the Shares concurrently trading on the TSX, the Company believes the relatively high insurance, listing, reporting, legal and compliance costs that are associated with a continued U.S. stock exchange listing, as well as the administrative burdens and requirements associated with maintaining a dual listing, are not justified at this time. The Company has also concluded that a reverse split of the Company’s Shares in order to come into compliance with the Bid Price Rule is not in the best interest of shareholders.

The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission on or about October 30, 2023, which Form would become effective 10 days following filing thereof, resulting in the delisting of the Shares from Nasdaq on or about November 9, 2023. The Company’s financial statements, press releases and other information will continue to be available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on its website at www.enthusiastgaming.com.

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the availability and implementation of remedial actions to regain compliance with the minimum bid price requirement, the timing of the Company’s delisting from Nasdaq and various regulatory filings, anticipated cost savings in connection with the delisting, and the expected costs associated with maintaining a dual listing.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.